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SEC FILE NUMBER
8-48994

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northland Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 South 5th Street, Suite 3300
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dustin Alden	612-851-5982	dalden@northlandsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann P.C.
(Name – if individual, state last, first, and middle name)

222 South 9th Street, Suite 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy Nitzsche, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northland Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Heather Grace Johnson
State of Minnesota
Notary Public
Commission No. 1067766400031
My Commission Expires 1/31/2029

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2023 and 2022

MHM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Northland Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Northland Securities, Inc. ("The Company") as of December 31, 2023 and 2022, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Northland Securities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Change in Reporting Entity

As discussed in Note 16 to the financial statements, the Company changed its reporting entity to include the net assets of First National Capital Markets, Inc. effective May 1, 2023.

We have served as the Company's auditor since 2002.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
April 29, 2024

Mayer Hoffman McCann P.C.
An Independent CPA Firm
222 S. Ninth Street, Suite 1000
Minneapolis MN 55402

Phone: 612.339.7811
Fax: 612.339.9845
mhmcpa.com

NORTHLAND SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2023 and 2022

	2023	2022
ASSETS		
Cash and cash equivalents	$ 1,607,030	$ 2,325,466
Clearing deposit	502,496	250,000
Commissions receivable	7,728,500	17,383,945
Securities inventory	22,300,610	32,382,431
Investment securities	384,167	698,822
Other receivables	2,223,058	3,715,958
Property and equipment, at cost, less accumulated depreciation	1,253,902	1,780,869
Receivable from affiliates, net of allowance	3,414,474	3,815,315
Income taxes receivable	731,862	-
Deferred income taxes	635,263	679,082
Right-of-use lease asset	2,340,065	2,029,116
Other assets	766,244	1,041,635
TOTAL ASSETS	$ 43,887,671	$ 66,102,639
LIABILITIES		
Accounts payable, trade	$ 145,147	$ 679,371
Accrued expenses	8,050,945	12,347,801
Lease liability	3,975,052	3,927,548
Income taxes payable	-	89,000
Securities sold, not yet purchased	4,098,120	11,997,493
Deferred revenue	26,250	-
TOTAL LIABILITIES	16,295,514	29,041,213
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares	1,020	1,020
Additional paid-in capital	21,157,824	14,668,008
TOTAL CAPITAL CONTRIBUTED	21,158,844	14,669,028
RETAINED EARNINGS	6,433,313	22,392,398
TOTAL STOCKHOLDER'S EQUITY	27,592,157	37,061,426
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 43,887,671	$ 66,102,639

See Notes to Financial Statements

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(1) Organization and nature of business

Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. (Holdings), Holdings is a wholly owned subsidiary of First National of Nebraska, Inc (FNNI). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Trust Services, Inc. (Trust), Northland Networks, Inc. and subsidiary (Networks) and Northland Directions, Inc. (Directions). These affiliated companies provide various financial services including consulting, commercial lending, placement agent, and paying agent services to institutional investors, businesses, and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

On May 1, 2023, Holdings announced that it had closed a definitive merger agreement with First National of Nebraska, Inc. (FNNI). Under the terms of the agreement Holdings and all of its subsidiaries (including Northland Securities, Inc.) have become a subsidiary of FNNI. Holdings paid a dividend of $15,000,000 to shareholders immediately prior to close. Securities paid a dividend to Holdings to fund shareholders payout.

On December 22, 2023, FNNI, through its wholly owned subsidiary First National Investment Banking, Inc., transferred and contributed all of First National Capital Markets, Inc.'s (FNCM) assets and liabilities to the Company. The FNCM transfer was accounted for as a transaction between entities under common control in accordance with ASC 805, *Business Combinations*, and with retrospective financial statement presentation back to May 1, 2023. FNCM engaged in the purchase and sale of an array of financial products including traditional securities products, fixed income, and money markets securities, and investment advisory products and services. In addition, FNCM offered services including bond accounting, portfolio analysis, financial reporting, underwriting and payment services.

(2) Financial instruments with off-balance sheet risk

Off-balance-sheet credit and market risk – In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Credit risk – As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. In the normal course of business, the Company also holds securities sold, not yet purchased. This exposes the Company to the risk that it may be unable to reacquire a security to terminate a short position except at a price that is substantially in excess of the price it was originally sold.

(3) Significant accounting policies

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2023 the Company maintained the majority of its cash and cash equivalents with two financial institutions and balances exceeded Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Commissions Receivable – Clearing firm receivable includes commissions on trades processed by the clearing firm, which are recorded on a trade date basis. These commissions receivable are paid to the Company as requested.

Receivables – Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms which require payment within 30 to 90 days from the invoice date depending on the service provided. Past due accounts receivable with invoice dates over the days allowed for collection are not charged interest.

Payments of accounts receivable from customers are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The allowance for credit losses represents management's estimate credit losses inherent in receivable as of the balance sheet date. The allowance for credit losses is estimated by management using accounts receivable balances that exceed 60 days past due and an assessment of the current creditworthiness for these accounts. Management's allowance for credit losses was $200,000 and zero for the years ending December 31, 2023 and 2022, respectively.

Securities inventory – Securities inventory consist of bonds, stock and other investments. The Company classifies its investments as trading securities. Firm trading securities are bought and held principally as inventory for the purpose of resale in the near term. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in revenues from trading income.

Commission income and related expenses for security transactions are recognized on a trade date basis.

Investment securities – Investments consist principally of equity securities (or equity equivalents in the case of warrants) in both private and publicly held companies. Equity securities are primarily obtained in addition to a cash fee from investment banking transactions. Equity positions in publicly held companies which are unrestricted (free to exercise in the case of warrants) are accounted for at fair value. Equity positions in publicly held companies which are restricted and not available to be exercised as of the financial statement date are accounted for at fair value and classified as restricted. Equity securities in privately held companies are classified as restricted investments and are accounted for at managements best estimation of fair value. Changes in fair value, including realized and unrealized gains and losses are included in other expense.

Property and equipment – Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation and amortization – Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer software and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years
Leasehold improvements	The lease term

Impairment of long-lived assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Management does not believe there were any indications of impairment as of December 31, 2023.

Revenue Recognition

Revenue from contracts with customers

Commissions - Revenues from customer transactions, including commissions, are reported on a trade date basis.

Underwriting revenues - Underwriting revenues are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement. Investment banking revenues include management fees earned from securities offerings in which the company acts as an underwriter or agent and fees earned from providing financial advisory services. The Company may receive securities, stock or warrants of the company, for which services have been performed. The Company classifies securities, stock or warrants received for services as investment securities. The Company recognizes revenue based on the estimated fair value of the securities received. In addition, certain employees may receive a portion of the securities received as compensation. These revenues and expenses are included in the statements of operation in the respective captions of commissions and employee compensation and benefits. The subsequent values of the

securities held are adjusted to fair value and the changes in value are included in the statements of operations in other income (expense). During 2023 and 2022, the Company recognized $227,000 and $374,000, respectively, of noncash investment banking fees and $114,000 and $187,000, respectively, of noncash compensation where securities were received.

The majority of the Company's underwriting fees are considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation. The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or underwriting arrangement, or some other defined outcome (e.g., providing a fairness opinion). At this time, the Company has transferred control of the promised service and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary. Costs associated with underwriting transactions are recognized when the engagement in concluded and are recorded on a gross basis as the Company is acting as a principal in the arrangement.

Fee Income - The Company earns revenue for distribution and related support services performed related to mutual and other funds, fixed and variable annuities and insurance products. Depending on the product sold, the Company may receive an upfront fee for services, a trailing commission, or some combination thereof. Upfront commissions are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and recognized at the time of sale (or in the case on insurance and annuity products, when the policy is accepted by the carrier). Trailing commissions are generally received monthly or quarterly while our client holds the investment or contract. As these trailing commissions are based on factors outside of our control, including market movement and client behavior (i.e., how long clients hold the investment, insurance policy or annuity contract), such revenue is recognized when it is probable that significant reversal will not occur.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled.

Investment advisory fees - Fees earned from providing financial advisory services are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the consumer. In some circumstances significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a given contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as accrued expenses. As of December 31, 2023 and 2022, management considered all such amounts and has determined them to be immaterial.

Other advisory and administrative fees are recognized when the performance obligations are completed by the Company, with billed but not paid amounts included in receivables. The Company has no material contract assets, contract liabilities, or remaining performance obligations as of December 31, 2023.

<u>Other Revenue</u>

The following streams of revenue are not subject to ASC 606 as they do not relate to revenue resulting from contracts with customers.

<u>Trading income</u> - Securities inventories are classified as trading securities. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in trading income.

<u>Interest and dividend income</u> - Interest and dividend income is generated by securities inventories held by the Company. Income is recognized as earned.

Income taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expenses, as a percentage of income, differ from statutory rates due to municipal interest income and expenses, which are non-taxable and non-deductible according to IRS regulations, as well as portions of meals and entertainment expenses. Deferred taxes result principally from the difference in recognition of investment income and depreciation and amortization for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions that do not meet the "more likely than not" threshold, a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months; however, any potential change is not expected to have a material effect on the results of operations or financial position of the Company. The Company does not believe it has any tax positions at December 31, 2023 that would not meet the "more likely than not" threshold for uncertain tax purposes.

Holdings and FNNI files tax returns, including returns for its subsidiaries, in the United States federal jurisdiction and in various state jurisdictions. In addition, the Company files separate state tax returns in those jurisdictions where it is required to do so. Uncertain tax positions are related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years after the date of filing, including extensions.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued pronouncements – Pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Commitments and contingencies – In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

From time to time, the Company will enter into subordinated loan agreements in order to maintain a minimum regulatory net capital ratio on a short-term basis. FINRA regulation allows companies to take on such commitments three times per rolling 12-month basis. The Company carried no such commitments as of December 31, 2023 or 2022.

The Company also enters into underwriting commitments in the normal course of business. Transactions relating to any such underwriting commitments, that were open at December 31, 2023 and have subsequently settled, had no material effect on the statement of financial condition.

Subsequent events policy – Subsequent events have been evaluated through April 29, 2024, which is the date the financial statements were issued.

(4) Receivable from clearing organization

Amounts receivable from the Company's clearing firm consist of the following:

	December 31, 2023	December 31, 2022
Clearing deposits	$ 502,000	$ 250,000
Commissions receivable	7,729,000	17,384,000
	$ 8,231,000	$ 17,634,000

(5) Securities inventory and securities sold, not yet purchased

The following is a summary of the fair value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2023 and 2022.

December 31, 2023	Securities Inventory	Securities Sold, Not Yet Purchased
Municipal securities	$ 18,317,000	$ -
Corporate debt securities	1,000	-
Corporate equity securities	6,000	-
Government securities	3,977,000	4,098,000
Total	$ 22,301,000	$ 4,098,000

December 31, 2022	Securities Inventory	Securities Sold, Not Yet Purchased
Municipal securities	$ 21,732,000	$ -
Corporate debt securities	250,000	-
Corporate equity securities	20,000	-
Government securities	10,380,000	11,997,000
Total	$ 32,382,000	$ 11,997,000

(6) Investment securities

Cost, fair value and aggregate unrealized gains and losses for investment securities at 2023 and 2022 are summarized below:

	Fair Value	Cost	Unrealized Gains	Unrealized Losses
December 31, 2023				
Equities - unrestricted, public	$ 120,000	$ 2,400,000	$ -	$ 2,280,000
Equities - restricted, public	230,000	220,000	10,000	-
Equities - restricted, private	34,000	34,000	-	-
Total	$ 384,000	$ 2,654,000	$ 10,000	$ 2,280,000
December 31, 2022				
Equities - unrestricted, public	$ 372,000	$ 2,047,000	$ -	$ 1,675,000
Equities - restricted, public	291,000	401,000	-	110,000
Equities - restricted, private	36,000	35,000	1,000	-
Total	$ 699,000	$ 2,483,000	$ 1,000	$ 1,785,000

(7) Property and equipment

The following is a summary of property and equipment:

	December 31, 2023	December 31, 2022
Cost of owned property and equipment:		
Computer software and equipment	$ 439,000	$ 2,157,000
Furniture and fixtures	507,000	1,003,000
Leasehold improvements	2,188,000	2,274,000
	3,134,000	5,434,000
Less accumulated depreciation	1,880,000	3,653,000
Total property and equipment	$ 1,254,000	$ 1,781,000

The Company disposed of $2,475,000 of property and equipment and recognized a loss of disposal of $226,000 for the year ended December 31, 2023.

The aggregate depreciation and amortization expense were $475,000 and $480,000 for the years ended December 31, 2023 and 2022, respectively. Depreciation expense is included in occupancy on the statements of operations.

(8) Fair value measurements

Fair value measurement definition and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily available quoted prices from an orderly market generally will have a higher degree of market price observability and require a lesser degree of judgment used in measuring fair value.

ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value. The guidance requires the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's perspective on the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy consists of three levels as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date (most observable). Valuation adjustments and block discounts are not applied to Level 1 measurements.

Level 2 – observable inputs other than quoted prices for identical assets included within Level 1 (i.e. price quotes for similar assets).

Level 3 – unobservable inputs for the asset or liability to be used in pricing models (i.e. Black-Scholes) or matrix pricing.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair values of assets and liabilities measured on a recurring basis at December 31, 2023 and 2022 are as follows:

December 31, 2023	**Fair Value**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Securities owned:				
Municipal securities	$ 18,317,000	$ -	$ 18,317,000	$ -
Corporate debt securities	1,000	-	1,000	-
Corporate equity securities	6,000	-	6,000	-
Government securities	3,977,000	-	3,977,000	-
Investment securities	384,000	120,000	-	264,000
Total assets	$ 22,685,000	$ 120,000	$ 22,301,000	$ 264,000
Securities sold, not yet purchased:				
Government securities	$ 4,100,000	$ -	$ 4,100,000	$ -
Total liabilities	$ 4,100,000	$ -	$ 4,100,000	$ -

December 31, 2022	**Fair Value**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Securities owned:				
Municipal securities	$ 21,732,000	$ -	$ 21,732,000	$ -
Corporate debt securities	250,000	-	250,000	-
Corporate equity securities	20,000	20,000	-	-
Government securities	10,380,000	-	10,380,000	-
Investment securities	699,000	372,000	-	327,000
Total assets	$ 33,081,000	$ 392,000	$ 32,362,000	$ 327,000
Securities sold, not yet purchased:				
Government securities	$ 12,000,000	$ -	$ 12,000,000	$ -
Total liabilities	$ 12,000,000	$ -	$ 12,000,000	$ -

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 from those used in 2022.

Corporate equity securities – valued at the closing price reported in the active market the individual security is traded.

Government securities – valued at the closing price reported in the market the individual security is traded.

Municipal securities, corporate debt securities and certificates of deposit – valued at the closing price reported in the market the individual or similar bond/security is traded. When quoted prices are not available for identical or similar bonds/securities, it is valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar investments, but includes adjustments for certain risks that may not be observable, such as credit or liquidity risks.

Investment Securities – valued at either the closing price reported in the inactive or active market the individual security is traded or using Black-Scholes pricing model, which includes unobservable inputs as discussed below.

The carrying value of the Company's cash, cash equivalents, accounts receivable, account payable and accrued expenses approximate fair value because of the short-term maturity of these instruments.

The following table presents a reconciliation of level 3 assets and liabilities that are measured on a recurring basis, using significant unobservable inputs. There was a realized loss of $17,000 for the year ended December 31, 2023 and a realized loss of $174,000 for the year ended December 31, 2022.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	December 31,	
	2023	2022
Beginning Balance	$ 327,000	$ 709,000
Total gains or losses (unrealized/realized)		
Included in earnings	(38,000)	(145,000)
Acquired	81,000	-
Settlements/sales	(19,000)	-
Transfers in and/or out of Level 3	(87,000)	(237,000)
Ending balance	$ 264,000	$ 327,000
Change in unrealized gains or losses for the period included in earnings for assets held at the end of reporting date	$ (55,000)	$ (169,000)

The assets and liabilities measured using unobservable inputs are predominantly warrants of public companies not traded on the open market received as additional revenue for investment banking services performed. The Company uses the Black-Scholes Option Pricing Model for valuation purposes, which uses a risk-free rate of return, volatility of the underlying security and the expected terms of the warrants as significant inputs, among other factors. An additional discount is taken on restricted investment securities until the restriction period expires.

At December 31, 2023 the remaining estimated warrant terms are 0.16 years, the risk free rate was 3.84% and the volatility rate was 203.05%. At December 31, 2022 the estimated ranges for warrant terms, risk free rate and volatility were 0.58 to 1.16 years, 3.99% and 113.54%, respectively. Weighted averages are shown below. A certain number of the Company's warrants are considered to be restricted until the filing of a registration statement or upon satisfying the holding period requirement as stated in SEC Rule 144. These restricted securities are discounted by the Company at a rate between 30% and 50%.

	December 31,	
	2023	2022
Estimated term	0.16	1.16
Risk-free interest rate	3.84	3.99
Volatility rate	203.05	113.54

(9) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31,	
	2023	2022
Current income taxes		
Federal income taxes	$ (899,000)	$ 1,181,000
State and local income taxes	(109,000)	622,000
Total current income tax expense	(1,008,000)	1,803,000
Deferred income taxes		
Federal deferred tax	311,000	(240,000)
State and local deferred tax	256,000	(69,000)
Total deferred income tax (benefit) expense	567,000	(309,000)
Total income tax expense	$ (441,000)	$ 1,494,000

The components of deferred income taxes included on the statements of financial condition are as follows:

	Years Ended December 31,	
	2023	2022
Deferred tax assets:		
Accrued compensation and benefits	$ 227,000	$ 593,000
Net Operating Loss	292,000	-
Warrant valuations	653,000	535,000
Accrued expenses	6,000	30,000
Depreciation and amortization	270,000	209,000
Total deferred tax assets	1,448,000	1,367,000
Deferred tax liabilities:		
Warrant income	624,000	599,000
Defered lease liability	170,000	89,000
Pension	19,000	-
Total deferred tax liabilities	813,000	688,000
Net deferred tax asset/liabilities	$ 635,000	$ 679,000

For the year ended December 31, 2022, and the stub period of January 1, 2023 to April 30, 2023, the Company filed a consolidated tax return with Holdings, Networks, Directions and Trust. The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group.

For the period of May 1, 2023 to December 31, 2023, the Company filed a consolidated tax return with FNNI and affiliates. The Company's financial statements reflect income taxes allocated on a Separate-Return approach, modified to utilize Company net operating losses and capital losses when those losses are realized by the consolidated group.

FNNI reimbursed the Company $141,000 during the year ended December 31, 2023, for its share of income taxes receivable. The Company reimbursed Holdings $467,000 and $2,238,000 during the years ended December 31, 2023 and 2022, respectively, for its share of taxes payable.

(10) Lease Commitments

The Company conducts its operations in leased facilities. The leases have varying terms expiring through December 2033. The lease agreements provide for monthly rental payments ranging between $500 and $43,000, plus a proportionate share of operating expenses. Rent expensed under these arrangements was $1,291,000 and $1,493,000 for the years ended December 31, 2023 and 2022, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through August 2025. Aggregate payments under these leases amount to $4,000 per month. Rent expensed under these arrangements was $56,000 and $58,000 for the years ended December 31, 2023 and 2022, respectively.

Future minimum lease payments which must be made under non-cancellable lease agreements are:

Years Ending December 31,	Amounts
2024	$ 520,000
2025	586,000
2026	481,000
2027	456,000
2028	458,000
Thereafter	2,454,000
Total undiscounted minimum lease payments	4,955,000
Imputed interest	(980,000)
Total operating lease liabilities	$ 3,975,000
Weighted average remaining lease term	9.21
Weighted average discount rate	4.80%

In February of 2024 the Company amended an agreement to lease space for its Colorado location with terms that run through the end of June 2027 with annual lease payments of $60,030 per year through March 2025, $61,686 from April 2025 through March 2026 and $63,686 from April 2026 through June 2027.

(11) Customer transactions

The Company maintains a special account for the exclusive benefit of customers and operates on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

The Company's other business activities are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 which include: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are

payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

(12) Related party transactions

The Company provides services to other affiliates of FNNI, including FNBO. These services include federal funds transfers, bond accounting, portfolio trades/analysis, and repurchase agreements and negotiable certificates of deposit dealer services. The Company, earned advisory fee and fee revenues as a result of these services of $465,000 for the year ended December 31, 2023. The Company did not provide these services to affiliates for the year end December 31, 2022.

Networks, Trust, and Directions are affiliates of the Company through common ownership by Holdings. The Company handles the payment of all salaries for these related companies in 2023. The affiliates reimburse the Company for the direct compensation and other direct costs as incurred and their portion of allocated expenses in accordance with shared service agreements. The Company received affiliate reimbursements totaling $117,000 and $99,000 for the years ending December 31, 2023 and 2022, respectively. The Company may also advance or receive advances from Holdings on an as needed basis and advances are expected to be repaid.

In addition, the Company, through FNCM, has a service agreement with FNNI and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance audit and consulting services, branding/trademark modifications and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. Operating expenses for services provided by affiliated companies totaled $285,000 of which $156,000 is included in employee compensation and benefits, $61,000 is included in occupancy, and $68,000 is included in general and administrative in the statement of operations for the year end December 31, 2023.

At December 31, 2023, the Company had cash on deposit of $505,000 with FNBO. The Company has not experienced any losses on its deposits of cash.

The Company, through FNCM, has a $10,000,000 line of credit with FNNI. There were no amounts outstanding as of and for the year ended December 31, 2023. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to Effective Fed Funds Rate plus 2.80%. In addition, the Company pays a commitment fee of 0.25% of the unused portion of the credit. For the year ended December 31, 2023, the Company incurred $17,000 in expense related to the unused portion.

The Company has the following receivables from its affiliates at year end:

	December 31, 2023	December 31, 2022
Networks	$ 40,000	$ 117,000
Trust	24,000	52,000
Directions	327,000	311,000
Holdings	2,321,000	2,294,000
FNBO	67,000	-
	$ 2,779,000	$ 2,774,000

The Company makes advances and loans to various employees during the year. The total amount due from employees at December 31, 2023 and 2022 was $636,000 and $1,041,000 respectively and is included in the statements of financial position under the caption "Receivables from affiliates". Employee advances are reported net of management allowance for amounts estimated as either not collectible or forgivable based on the terms of the advance.

(13) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital and net capital requirements of $16,492,000 and $690,000 respectively. The Company's aggregate indebtedness to net capital ratio was 0.62 to 1.

At December 31, 2023, FNCM had net capital and net capital requirements of $335,000 and $250,000, respectively. If combined, the Company would have had net capital and net capital requirements of $16,827,000 and $712,000, respectively, at December 31, 2023.

(14) Employee benefit plan

FNNI has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan the first of the month following thirty days of employment. In 2022, the Company chose to make an elective contribution to employees 401(k) for approximately $152,000. In 2023, the Company was included in FNNI's annual profit-sharing plan which contributions were approximately $897,000.

(15) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended December 31, 2023	2022
Cash received: interest	$ 898,000	$ 404,000
Cash received: related party for taxes	$ 188,000	$ -
Cash paid: interest	$ 40,000	$ 13,000
Cash paid: related party for taxes	$ 467,000	$ 2,238,000
Non-cash investing and financing arrangements:		
Right-of-use lease asset arising from		
New lease agreements	$ 842,000	$ -
Lease liability arising from		
New lease agreements	$ 842,000	$ -

(16) Common control transaction

As discussed in Note 1, on December 22, 2023, through its wholly owned subsidiary First National Investment Banking, Inc., FNNI transferred and contributed substantially all of First National Capital Markets, Inc.'s (FNCM) assets and liabilities to the Company. The FNCM transfer was accounted for as a business combination of entities under common control with assets transferred and liabilities assumed recorded at FNNI's historical cost carrying back as of May 1, 2023, the date first under common control.

A summary of the asset and liabilities transferred on May 1, 2023 as a result of the business combination is as follows:

Assets:	
Cash and cash equivalents	$ 4,274,000
Clearing deposit	251,000
Commissions receivable	255,000
Securities inventory	1,957,000
Other receivables	32,000
Income taxes receivable	41,000
Other assets	223,000
Total Assets	7,033,000
Liabilities:	
Accounts payable, trade	79,000
Accrued expenses	386,000
Payble to affiliate	50,000
Deferred revenue	28,000
Total Liabilities	543,000
Net Assets	$ 6,490,000

NOTES TO THE FINANCIAL STATEMENTS

A summary revenues and expense included on the Statement of Operations as a result of the business combination is as follows:

Revenues	$	3,194,000
Expenses		3,015,000
Income before income taxes	$	179,000